Notice Document
Dated: May 1, 2023
Symetra Deferred Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Symetra Deferred Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Symetra Deferred Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Symetra Deferred Variable Annuity Prospectus and Statement of Additional Information dated May 1, 1998, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain Contract features that have changed since the May 1, 2022 Notice Document. This may not reflect all of the changes that have occurred since you entered into your Symetra Deferred Variable Annuity Contract.

The following disclosure is added to the prospectus:

SECURE Act

On December 29, 2022, the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act 2.0 was signed into law as part of a comprehensive government appropriations act. The SECURE Act 2.0 makes changes to laws affecting IRAs and qualified retirement plans.

Effective January 1, 2023, the age on which required minimum distributions (“RMDs”) generally must begin for IRAs and qualified retirement plans is increased from age 72 to age 73. This change only applies to individuals reaching age 73 on or after January 1, 2023. The age remains 72 for individuals reaching that age before January 1, 2023 and 70 ½ for individuals reaching that age before January 1, 2020.

Secure Act 2.0 also provides that beginning in 2024, Roth accounts in retirement plans, such as 401(k) and TSA plans will not be subject to RMDs during the participant's lifetime.

Consult your tax adviser if you think you may be affected by these changes.

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the Symetra Deferred Variable Annuity prospectus dated May 1, 1998, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for early withdrawal.
Transaction Charges	There are no transaction charges for the Contract.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.
	Annual Fee	Minimum	Maximum
	Base Contract (1)	1.60%	2.44%
	Investment options (Portfolio fees and expenses)(2)	0.40%	1.24%
Symetra Deferred Variable Annuity                                        Page 1 of 4

(1) Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount.
(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add charges that substantially increase costs.

Lowest Annual Cost: $1,469.02	Highest Annual Cost: $2,115.21

The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Contract. There is no additional tax benefit if you purchased the Contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Contract may be restricted or prohibited.
All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

Symetra Deferred Variable Annuity                                        Page 2 of 4

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000003374
Symetra Deferred Variable Annuity                                        Page 3 of 4

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2022)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2022)
			1 Year	5 Year	10 Year
U.S. Equity	DWS Capital Growth VIP - Class B DWS Investment Management Americas, Inc.	0.76%	(30.91)%	9.51%	12.95%
Money Market	DWS Government Money Market VIP - Class A DWS Investment Management Americas, Inc.	0.40%	1.29%	0.94%	0.52%
International Equity	DWS CROCI® International VIP - Class B DWS Investment Management Americas, Inc.	1.11%	(13.51)%	—%	2.00%
Bond	Pioneer Bond VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.55%	(14.12)%	0.29%	1.66%
U.S. Equity	Pioneer Fund VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.76%	(19.62)%	10.62%	12.77%
U.S. Equity	Pioneer Mid Cap Value VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.78%	(5.35)%	5.30%	9.57%
U.S. Equity	Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.87%	(31.33)%	5.23%	10.91%
We do not guarantee that each Portfolio will be available for investment through the Contract.
Symetra Deferred Variable Annuity                                        Page 4 of 4